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MAR 3 1 2022

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SEC FILE NUMBER
8-70099

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: All Rise Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W Jackson Blvd., Suite 300A
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Denise Skweres	312.483.2147	dparejko@allrise.trading
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Denise Skweres, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of All Rise Trading LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

OFFICIAL SEAL
GINA GARCIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/12/22

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALL RISE TRADING, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2021

ALL RISE TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
All Rise Trading, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of All Rise Trading, LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company filed its Broker-Dealer Withdrawal form with FINRA on February 28, 2022. As a result, the Company will cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

March 29, 2022

ALL RISE TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS		
Cash	$	61,331
Due from broker		100,493
Commissions receivable		212,677
Other assets		21,884
Total assets	$	396,385
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	109,767
Due to affiliate		75,892
Total liabilities		185,659
Commitments and Contingencies		
Members' Equity		
Members' equity		210,726
Total members' equity		210,726
Total liabilities and members' equity	$	396,385

The accompanying notes are an integral part of these statements

ALL RISE TRADING, LLC

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

Note 1 - Nature of Business

All Rise Trading, LLC (The "Company") is a Delaware limited liability company formed in 2018 for the purpose of conducting business as a broker on the floor of the Chicago Board of Options Exchange. The Company is a broker-dealer registered in good standing with the Securities and Exchange Commission ("SEC"), Cboe Exchange, Inc. ("Cboe"), and Securities Investor Protection Corporation ("SIPC"). The Company's registration with the Commodity Futures Trading Commission ("CFTC") and membership in the National Futures Association ("NFA") was withdrawn in March 2021.

Freedom Holding Group LLC, a New York limited liability company, holds 75% ownership of the Company.

Through September 13, 2021, the remaining 25% of the Company was held by Patrick McKeough. On September 14, 2021 20% of Patrick McKeough's ownership was transferred to PMQ Ltd., an Illinois corporation, and 5% was transferred to DPS Strategic Management LLC, an Illinois limited liability company.

The Company is under common control with Bay Crest Partners LLC, a related party which is 100% owned by Freedom Holding Group LLC.

Note 2 - Summary of Significant Accounting Policies

a) Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Fees Receivable

Fees Receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening members' equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may

affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

c) Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that

reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides equity derivative execution services on the floor of the Chicago Board Options Exchange on behalf of its registered broker-dealer and institutional customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Other income relates to interest earned on the Company's clearing deposit account balance received from its clearing broker and is recorded monthly as reflected on the clearing broker statement.

Disaggregation of revenue for the year ended December 31, 2021 can be found on the accompanying Statement of Operations. The company recognizes revenue to depict the transfer of promised goods or services to customers in statement of operations.

d) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based on Company income, if applicable.

The Company will record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

e) Cash

The Company maintains cash bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

f) Going Concern

Subsequent to the year ended December 31, 2021 the decision was made by the Company to permanently cease operations and file a full broker-dealer withdrawal ("BDW") effective as of the close of business on February 28, 2022. The BDW is pending as of the date the financial statements were issued and is expected to be approved within 60 calendar days of filing.

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", as of December 31, 2021, the above condition raises substantial doubt about the Company's ability to continue as a going concern.

Note 3 - Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group or institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $5,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2021, the Company had Net Capital of $125,057 which was $112,680 in excess of its required net capital of $12,377. The Company's aggregate indebtedness to net capital ratio was 1.13 to 1.

Note 5 - Related Party Transactions

The Company entered into an expense sharing agreement ("ESA") with Bay Crest Partners LLC, an affiliate of the company (the "Affiliate"), to allocate a portion of certain overhead expenses on a proportionate basis. These expenses include costs such as: Health, Dental and Vision Insurances, Transit Benefits and Long-Term Disability. The ESA shall automatically renew for an additional one-year period until either party delivers written notice of termination to the other party. Any underpayment of this expense is recorded as a liability on the Company's books, while any overpayment is treated as a receivable. The overhead expenses paid to the affiliate for the year ended December 31, 2021 were $49,955 and are reflected in the various expense accounts of the Company. Under the ESA, as of December 31, 2021, the amount due to the affiliate for fees was $75,892.

The Company entered into a Referral Agreement with the Affiliate, wherein the Affiliate selected the Company as a firm that it will introduce to certain of its institutional clients as a means of providing the clients with a facility for execution of certain transactions. As compensation for such introductions, the Company shall pay the Affiliate a referral fee for related transactions directly resulting from such introductions. Referral fees paid to the Affiliate for the year ended December 31, 2021 were $98,593 and are reflected in the statement of operations of the Company.

For the year ended December 31, 2021 the Company received commission income from Bay Crest Partners LLC in the amount of $363,088, of which $22,416 remains outstanding.

Note 6 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Three customers accounted for 49% of total revenue and 54% of accounts receivable as of December 31, 2021.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Note 7 – Commitments and Contingencies

The Company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

COVID-19 – In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. At this stage, we have not experienced any material adverse effect.

Note 8 – Exempt Provisions of Rule 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities on December 31, 2021.

Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2022 and March 31st, 2022, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements. There were no other events other than those disclosed in Note 2 that have been identified which require recognition or disclosure.